Mail Stop 4561
                                                                 May 11, 2018

Alex Mardikian
Chief Executive Officer
OBITX, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

        Re:     OBITX, Inc.
                Amendment No. 2 to Registration Statement on Form S-1 Filed May 7, 2018
                File No. 333-222978

Dear Mr. Mardikian:

        Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

        Specifically, we are unable to complete a review of the registration statement as your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. In addition, the audit report does not conform to PCAOB Release No. 2017-001 and a current auditor consent must be filed. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

        If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

                                                                 Sincerely,

                                                                 /s/ Jan Woo

                                                                 Jan Woo
                                                                 Legal Branch
Chief
                                                                 Office of
Information
                                                                 Technologies
and Services

cc:     Thomas G. Amon
        Law Office of Thomas G. Amon